FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Questions for the week ending 8/5
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
In the second quarter analyst call, CFO Derek Kerr said:
“The remainder of 2005 fleet plan has our mainline fleet reducing to 142 aircraft by the end of the year. We plan to still add five more new Airbus aircraft during the year with three A319s and two A320s delivered in the fourth quarter, but we also plan to return six aircraft to lessors as part of our merger with US Airways whether it goes through or not; two 737-300 aircraft in September, and two A320 aircraft from September to December.”
Q. What are the other two aircraft that are being returned?
A: At the end of the second quarter, we had 143 mainline aircraft in operation and 2 mainline aircraft parked. We returned the two-parked aircraft — AWA’s last two 737-200’s — on July 11, 2005 (originally planned for return on December 31, 2005). Other than those two returns, we have not added or subtracted any aircraft since the end of the second quarter.
Over the rest of the year, we plan on adding five aircraft consisting of three A319’s and two A320’s in the fourth quarter. We plan on returning six aircraft consisting of two 737-300’s and one A320 in the third quarter, and three A320’s in the fourth quarter.
Q: If we plan to start using “US Airways” in our announcements right after close of the deal, do we plan on making onboard announcements prior to the close date to advise passengers of changes to come? Will we see anything in airports to notify America West passengers of the coming change?
A: Yes, in the month leading up to the merger’s final close, a passenger video will run during descent. The video will include instructions for FlightFund members, instructions on how to book tickets going forward, and a quick look back at AWA’s 22 years. A similar video will also run on US Airways planes, minus the AWA retrospective. We don’t have all the details on the video, but we’ll report more in Plane Deal as soon as we know specifics.
In conjunction with the video, customer service and inflight employees will receive new scripts that briefly discuss the upcoming merger and its impact on passengers.
In addition to the video and scripts, the marketing and sales teams will communicate with FlightFund members, corporate clients, and other customers through blast e-mail leading up to the merger’s close. Also, temporary signage will arrive in airports in September.
Q: If AWA posts a profit for the 2005 and the annual incentive plan (AIP) becomes an option for non-union employees, will US Airways employees be included in the incentive pool if the merger is done this fall?
A: AWA and US Airways currently operate under very different profit sharing plans and integration leaders continue to review the incentive plans and consider new ones for employees of the combined carrier.

Questions for the week ending 8/5
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
At this point, though, no decisions have been made regarding a payout to US Airways employees from the AIP if AWA is profitable in 2005. As Doug communicated on the Q2 earnings conference call with analysts, the back half of the year will likely present continued high fuel prices and that will make profitability questionable. We’ll continue to report updates to employees as they’re made available.
Q: How will employees’ vacation days be handled for the remainder of the year? In other words, if an employee still has vacation time left, and we begin merging Oct. 1, 2005, what happens to our remaining vacation balance, and would we still be required to take it by the end of the year?
A: If you are in one of our represented groups with a contract in place, your vacation will be handled in accordance with your current contract. If you are in a group not covered by a collective bargaining agreement, your vacation is not expected to change this year as a result of our anticipated October merger closing.
The vacation policy for future years may or may not change; that has not yet been determined. We are in the process of evaluating all benefits offered, including vacation, for our post-merger company, and as soon as decisions are made we will communicate them to all employees.
Q: Would a new livery include a new look and refurbishing of the interiors?
A: We’re still in the process of making decisions on the interiors of our aircraft, because refurbishing every aircraft would come at a tremendous expense. We’ll have to evaluate the status of the combined fleet’s interiors to get a better gauge of their conditions. From there we’ll be able to make a better decision regarding refurbishing aircraft interiors. Once decisions are made, we’ll be sure to let employees know, but most likely, they’ll remain on their regular maintenance/replacement schedule.
Q: When will the US Airways gates move from T2 to T4 in Phoenix?
A: At this point, we don’t know when the Sky Harbor transition will take place, but the airport integration team continues to evaluate facilities and contracts at all stations to develop their transition plan. As soon as a timeline is established, we’ll let employees know when they can expect to see some changes. Part of moving gates and ticket counters involves reviewing contracts with airports so every decision made is interwoven with another decision in another department.
Q: Do you have any idea what field stations will be downsized because of the merger?
A: No, but as scheduling and the airport integration group make joint decisions on each station’s operation, the size of each combined station will become clearer. At that point, we’ll communicate everything we know with employees
We may sound like a broken record, but when the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees. We don’t know if any field stations will be downsized because of the merger, but before resorting to any involuntary furloughs or layoffs, we will look at whether we can offer voluntary furloughs, company convenience leaves, transfers, and early out programs.

Questions for the week ending 8/5
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
Q: With the increase in cost of oil/fuel, why not take delivery of the A330-200s on order to replace the less fuel-efficient 767-200ERs? Not only is the A330 more fuel-efficient than the current 767, but we’d also have international fleet commonality, reducing costs on maintenance and operations.
A: Swapping out aircraft can be a complicated process, since it would involve terminating lease agreements or selling owned aircraft, and accelerating the delivery of other aircraft. In addition, each aircraft type is operated by trained pilots, flight attendants, mechanics, fleet services employees, etc., meaning that they’d have to be re-trained on new aircraft – again, a costly process. For now, the plan remains on-track to take delivery of A330-200s as a combined US Airways, but not until 2009 and 2010.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways

Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.